Exhibit 99.7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2018

($000’s)

9/30/2018
Assets
Cash and Balances Due From Depository Institutions	$20,003,448
Securities	110,034,104
Federal Funds	31,434
Loans & Lease Financing Receivables	281,653,128
Fixed Assets	3,819,093
Intangible Assets	13,233,498
Other Assets	27,236,326

Total Assets	$456,011,031
Liabilities
Deposits	$342,906,860
Fed Funds	6,964,321
Treasury Demand Notes	0
Trading Liabilities	977,478
Other Borrowed Money	38,881,574
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	14,600,333

Total Liabilities	$408,130,566
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	32,793,053
Minority Interest in Subsidiaries	802,297

Total Equity Capital	$47,880,465
Total Liabilities and Equity Capital	$456,011,031